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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ALLSTREAM INC.

(Name of Issuer)

Class B, Limited Voting Shares

(Title of Class of Securities)

02004C204

(Cusip Number)

February 6, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 02004C204

1.	Name of Reporting Persons: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 642,300

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 642,300

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 642,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%**

12.	Type of Reporting Person:* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT

** SEE ITEM 4(b).

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13G
CUSIP No. 02004C204

1.	Name of Reporting Persons: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 607,700

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 607,700

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 607,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 3.2%

12.	Type of Reporting Person:* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

** SEE ITEM 4(b).

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13G
CUSIP No. 02004C204

1.	Name of Reporting Persons: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,250,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,250,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 6.6%**

12.	Type of Reporting Person:* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

** SEE ITEM 4(b).

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc” and together with Greenlight LLC, “Greenlight”) and Mr. David Einhorn, principal of Greenlight.

     This Schedule 13G relates to Class B, Limited Voting Shares of Allstream Inc., a Canadian corporation (the “Class B Shares”) purchased by Greenlight for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner and (iii) Greenlight Capital Offshore, Ltd., to which Greenlight Inc acts as investment advisor.

Item 1(a)	Name of Issuer.

Allstream Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

200 Wellington Street West Toronto, ON M5V 3G2 CANADA

Item 2(a)	Name of Person Filing.

Greenlight Capital, L.L.C., Greenlight Capital, Inc. and David Einhorn

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

420 Lexington Ave., Suite 1740 New York, New York 10170

Item 2(c)	Citizenship or Place of Organization.

Greenlight LLC is a limited liability company organized under the laws of the State of Delaware. Greenlight Inc is a corporation organized under the laws of the state of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

Item 2(d)	Title of Class of Securities.

Class B, Limited Voting Shares

Item 2(e)	CUSIP Number.

02004C204

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Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) Greenlight and Mr. Einhorn are the beneficial owners of 1,250,000 Class B Shares.

(b) Greenlight and Mr. Einhorn are the beneficial owners of 6.6% of the outstanding Class B Shares. This percentage is determined by dividing 1,250,000 by 18,969,171, the number of Class B Shares issued and outstanding as of February 17, 2004.

(c) Greenlight has the sole power to vote and dispose of the 1,250,000 Class B Shares beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 1,250,000 Class B Shares beneficially owned by Greenlight.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Exhibits     Exhibit 1

Joint Filing Agreement dated February 17, 2004, between Greenlight and David Einhorn.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

Greenlight Capital, L.L.C.

	By:	/S/ DAVID EINHORN

David Einhorn, Senior Managing Member

Greenlight Capital, Inc.

	By:	/S/ DAVID EINHORN

David Einhorn, President

/S/ DAVID EINHORN

David Einhorn

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